Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2017

Monaco, November 2, 2017, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2017.

Highlights

•                                     Completed the dropdown of the GasLog Geneva to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $211.0 million on July 3, 2017.

•                                     Announced and, post the quarter end, closed the dropdown of the Solaris to GasLog Partners for $185.9 million.

•                                     Completion by Gastrade S.A. (“Gastrade”) of the Front-End Engineering and Design (“FEED”) study for the Alexandroupolis floating storage regasification unit (“FSRU”) project in Greece. DEPA, the government controlled natural gas company of Greece, has announced that it intends to acquire a shareholding interest in Gastrade.

•                                     Continued success of the GasLog Partners’ At-The-Market Common Equity Offering Programme (“ATM Programme”) with net proceeds of $43.9 million raised during the quarter and total net proceeds of $55.7 million raised since inception of the programme.

•                                     Appointment of Richard Sadler in the position of Chief Operating Officer (“COO”) with effect from September 20, 2017.

•                                     Revenues of $131.2 million (Q3 2016: $120.7 million), Profit of $24.2 million (Q3 2016: $16.4 million loss) and Earnings per share of $0.03(1) (Q3 2016: loss per share of $0.39), for the quarter ended September 30, 2017.

•                                     EBITDA(2) of $89.6 million (Q3 2016: $80.8 million), Adjusted EBITDA(2) of $89.7 million (Q3 2016: $81.1 million), Adjusted Profit(2) of $21.1 million (Q3 2016: $19.5 million) and Adjusted Loss per share(2) of $0.00(1) (Q3 2016: Adjusted Earnings per share of $0.05) for the quarter ended September 30, 2017.

•                                     Quarterly dividend of $0.14 per common share payable on November 22, 2017.

(1) Earnings/Loss per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interest of $18.9 million and the dividend on preferred stock of $2.5 million for the quarter ended September 30, 2017 ($12.6 million and $2.5 million, respectively, for the quarter ended September 30, 2016).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog achieved record revenues and EBITDA in the quarter as a result of high uptime across our chartered fleet and a gradual improvement in the earnings on our spot vessels.

During the quarter, we completed the sale of the GasLog Geneva to GasLog Partners and we announced the dropdown of the Solaris, the third dropdown this year. Post the quarter end, we closed the dropdown of the Solaris. These transactions demonstrate our continued ability to recycle liquidity from the Partnership to GasLog, which we can then use to grow our LNG carrier and FSRU businesses.

We continue to make good progress on the Alexandroupolis LNG Terminal in Greece, where DEPA has signed a Cooperation Agreement for its participation in the project, which is being developed by Gastrade. The Agreement also includes next steps for DEPA to participate in the share capital of Gastrade.

In recent weeks, a number of positive data points suggest that LNG shipping market fundamentals are improving. The increase in LNG supply from both the United States (“U.S.”) and Australia is creating greater shipping activity, as the additional supply is being matched by rising demand, particularly in Asia and Europe. In contrast to recent years, the “shoulder months” of September and October have seen strong LNG demand and increasing prices in Japan, South Korea and China. We expect that the re-emergence of significant gas price differentials between the U.S., Europe and Asia will stimulate more inter-basin trade and will result in longer average voyage distances, which is positive for LNG shipping.

In the short-term LNG shipping market, spot rates have been consistently higher in 2017 than in 2016 as an increasing number of fixtures have led to higher utilisation, a return of round trip economics and an increase in customers looking for multi-month charters. We expect this trend to continue and strengthen as we enter the Northern Hemisphere winter.

With five vessels currently trading in the spot market through The Cool Pool Limited (the” Cool Pool”) and with five newbuild vessels scheduled to be delivered in 2018 and 2019, GasLog has the potential to achieve growth in revenues and EBITDA as a result of organic growth and the improving market environment.”

Completion of Dropdown of the GasLog Geneva

On July 3, 2017, GasLog closed the dropdown to GasLog Partners of 100% of the ownership interest in GAS-thirteen Ltd., the entity that owns the GasLog Geneva, for an aggregate purchase price of $211.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel.

Announcement and Post-Quarter-End Closing of Dropdown of the Solaris

On September 19, 2017, GasLog entered into a share purchase agreement for the dropdown to GasLog Partners of 100% of the ownership interest in GAS-eight Ltd., the entity that owns the Solaris, for an aggregate purchase price of $185.9 million, which includes $1.0 million for positive net working capital balances transferred with the entity. The acquisition closed on October 20, 2017.

GasLog Partners’ ATM Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents.

During the third quarter of 2017, GasLog Partners issued and received payment for 1,941,008 common units at a weighted average price of $22.96 per common unit for total gross proceeds of $44.6 million and net proceeds of $43.9 million, after broker commissions of $0.6 million and other expenses of $0.1 million.

Since the commencement of the ATM Programme through September 30, 2017, GasLog Partners has issued and received payment for a total of 2,351,885 common units, with cumulative gross proceeds of $53.9 million at a weighted average price of $22.91 per unit, representing a discount of 0.6% to the volume weighted average trading price of GasLog Partners’ common units on the days on which new common units were issued. Net proceeds for the same period amounted to $52.7 million.

In the period from October 1, 2017 through October 3, 2017, GasLog Partners issued and received payment for an additional 130,220 common units at a weighted average price of $23.26 per unit for gross proceeds of $3.03 million and net proceeds of $2.99 million, after broker commissions of $0.04 million. The issuance of these units fulfilled contractual commitments entered into on or before September 30, 2017.

Financing Transactions

On July 3, 2017, GasLog repaid $41.6 million of the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

Chief Operating Officer Appointment

Following Graham Westgarth’s retirement from his position as Chief Operating Officer (“COO”), GasLog and GasLog Partners announced on August 21, 2017, that Richard Sadler was appointed as COO with effect from September 20, 2017.

Dividend Declaration

On September 14, 2017, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on October 2, 2017 to holders of record as of September 29, 2017. GasLog paid the declared dividend to the transfer agent on September 29, 2017.

On November 1, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share, or $11.3 million in aggregate, payable on November 22, 2017 to shareholders of record as of November 13, 2017.

Financial Summary

(All amounts expressed in thousands of U.S. dollars except per share data)	For the three months ended
	September 30, 2016	September 30, 2017
Revenues	$120,727	$131,242
EBITDA(1)	$80,782	$89,603
Adjusted EBITDA(1)	$81,097	$89,692
(Loss)/profit for the period	$(16,423)	$24,228
Adjusted Profit(1)	$19,529	$21,111
(Loss)/profit attributable to the owners of GasLog	$(29,046)	$5,335
EPS, basic	$(0.39)	$0.03
Adjusted EPS(1)	$0.05	$(0.00)

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,116 operating days for the quarter ended September 30, 2017, as compared to 1,925 operating days for the quarter ended September 30, 2016. The increase in operating days resulted mainly from the deliveries of the GasLog Geneva and the GasLog Gibraltar on September 30, 2016 and October 31, 2016, respectively.

Revenues were $131.2 million for the quarter ended September 30, 2017 ($120.7 million for the quarter ended September 30, 2016). The increase was mainly driven by the new deliveries in our fleet (the GasLog Geneva and the GasLog Gibraltar) and increased revenues from vessels operating in the spot market in both periods.

Vessel operating and supervision costs were $29.6 million for the quarter ended September 30, 2017 ($26.8 million for the quarter ended September 30, 2016). The increase was mainly driven by the new deliveries in our fleet (the GasLog Geneva and the GasLog Gibraltar).

Voyage expenses and commissions were $1.9 million for the quarter ended September 30, 2017 ($4.2 million for the quarter ended September 30, 2016). The decrease resulted mainly from the movement in net allocation of the Cool Pool results.

Depreciation was $34.4 million for the quarter ended September 30, 2017 ($31.4 million for the quarter ended September 30, 2016). The increase resulted from the increase in the average number of vessels in our fleet.

General and administrative expenses were $10.0 million for the quarter ended September 30, 2017 ($9.3 million for the quarter ended September 30, 2016). The increase is mainly attributable to an increase in employee costs.

Financial costs were $34.7 million for the quarter ended September 30, 2017 ($46.1 million for the quarter ended September 30, 2016). The decrease is mainly attributable to the write-off of $18.2 million of unamortized loan issuance costs associated with the six legacy facilities that were refinanced by the Legacy Facility Re-financing which occurred in the third quarter of 2016, partially offset by the increased average debt outstanding as a result of the debt drawdowns for the new vessels delivered in 2016 and the increased weighted average interest rate. An analysis of financial costs is set forth below.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	September 30, 2016	September 30, 2017
Financial costs
Amortization and write-off of deferred loan issuance costs	$20,889	$2,898
Interest expense on loans and realized loss on cash flow hedges	18,731	21,100
Interest expense on senior unsecured notes and realized loss on CCS	3,034	7,526
Finance lease charge	2,785	2,731
Other financial costs	655	454
Total	$46,094	$34,709

Gain on swaps was $3.1 million for the quarter ended September 30, 2017 ($19.9 million loss for the quarter ended September 30, 2016). An analysis of loss/gain on swaps is set forth below. The increase in gain on swaps in the third quarter of 2017 as compared to the third quarter of 2016 is mainly attributable to the decrease of $17.2 million in recycled loss that was reclassified from equity to the statement of profit or loss relating to the cumulative loss from the period that the hedges of the interest rate swaps terminated in July 2016 were effective, an increase of $3.4 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss and a decrease of $2.4 million in realized loss on derivative financial instruments held for trading. The $3.2 million gain from mark-to-market valuation of our derivative financial instruments in the third quarter of 2017 derived from the fact that the London Interbank Offered Rate (“LIBOR”) yield curve, which was used to estimate the present value of the estimated future cash flows, was higher than the contracted fixed interest rates resulting in a decrease in derivative liabilities from derivative financial instruments held for trading as compared to June 30, 2017.

(All amounts expressed in thousands of U.S. dollars)	For the three months ended
	September 30, 2016	September 30, 2017
Loss/(gain) on swaps
Realized loss on derivative financial instruments held for trading	$2,509	$69
Unrealized loss/(gain) on derivative financial instruments held for trading	184	(3,206)
Recycled loss of cash flow hedges reclassified to profit or loss	17,238	—
Total	$19,931	$(3,137)

There was a profit of $24.2 million for the quarter ended September 30, 2017 ($16.4 million loss for the quarter ended September 30, 2016). This increase in profit is mainly attributable to the increase in gain on swaps, the decrease in financial costs and the increase in profit from operations due to the factors mentioned above.

Adjusted Profit(1) was $21.1 million for the quarter ended September 30, 2017 ($19.5 million for the quarter ended September 30, 2016) adjusted for the effects of the non-cash gain on swaps, the write-off of unamortized loan fees as well as the net foreign exchange losses.

Profit attributable to the owners of GasLog was $5.3 million ($29.0 million loss for the quarter ended September 30, 2016). The increase in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the increased amount allocated to third parties as a result of GasLog Partners’ equity offerings in August 2016 and January 2017, its ATM Programme initiated in May 2017, and the associated dropdown of three vessels.

EBITDA(1) was $89.6 million for the quarter ended September 30, 2017 ($80.8 million for the quarter ended September 30, 2016).

Adjusted EBITDA(1) was $89.7 million for the quarter ended September 30, 2017 ($81.1 million for the quarter ended September 30, 2016).

Earnings per share was $0.03 for the quarter ended September 30, 2017 (a loss of $0.39 for the quarter ended September 30, 2016).

Adjusted Loss per share(1) was $0.00 for the quarter ended September 30, 2017 (earnings of $0.05 for the quarter ended September 30, 2016).

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $444.5 million for the fiscal year 2016 to $486.8 million for the fiscal year 2019, based on contracts in effect as of September 30, 2017, without including any extension options. As of September 30, 2017, the total future firm contracted revenue stood at $3.2 billion (1), including the twelve vessels currently owned by GasLog Partners but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of September 30, 2017, GasLog had $358.0 million of cash and cash equivalents, of which $223.3 million was held in time deposits and the remaining balance in current accounts. In addition, as of September 30, 2017, GasLog had $22.2 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2017, GasLog had an aggregate of $2.6 billion of indebtedness outstanding under its credit facilities and bond agreements (net of unamortized deferred loan fees), of which $178.8 million was repayable within one year, and a $215.2 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.2 million was repayable within one year.

On July 3, 2017, GasLog repaid $41.6 million of the revolving credit facility of the Legacy Facility Refinancing. As of September 30, 2017, there was undrawn available capacity of $100.0 million under the revolving credit facility of the Legacy Facility Refinancing.

As of September 30, 2017, GasLog’s principal commitments for capital expenditures are related to the five LNG carriers on order, which have a gross aggregate contract price of approximately $1.0 billion. As of September 30, 2017, the total remaining balance of the contract prices of the aforementioned newbuildings was $901.1 million which GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations, cash from future dropdowns, if any, and borrowings under new and existing debt agreements.

As of September 30, 2017, GasLog’s current assets totaled $407.8 million while current liabilities totaled $281.8 million, resulting in a positive working capital position of $126.0 million.

GasLog has hedged 53.4% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of September 30, 2017.

Future Deliveries

GasLog has three newbuildings on order at Samsung Heavy Industries Co. Ltd. (“Samsung”) and two newbuildings on order at Hyundai Heavy Industries Co. Ltd. (“Hyundai”). Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date	Shipyard
Hull No. 2130	Q1 2018	Samsung
Hull No. 2800	Q1 2018	Hyundai
Hull No. 2801	Q1 2018	Hyundai
Hull No. 2131	Q1 2019	Samsung
Hull No. 2212	Q2 2019	Samsung

The GasLog wholly owned subsidiaries that will own the vessels upon delivery have contracted charters as set out below:

•                  9.5 year time charters for two vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019, each such time charter having been contracted by Methane Services Limited (“MSL”);

•                  a seven-year time charter for the remaining vessel expected to be delivered in 2018, having been contracted in July 2016 by Total Gas & Power Chartering Limited (“Total”), a wholly owned subsidiary of Total plc; and

•                  a seven-year time charter for the last vessel expected to be delivered in 2019, having been contracted in October 2016 by Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc. (“Centrica”).

Such time charters to commence at or around delivery of the relevant hull, with the exception of Hull No. 2800, whose charter is expected to commence in Q1 2019.

LNG Market Update and Outlook

During the quarter and post quarter end, there has been continued momentum in the start-up of new LNG liquefaction capacity with the fourth train at Sabine Pass in the U.S. shipping its first commissioning cargoes in August 2017. Sabine Pass has now shipped approximately 200 cargoes since start up in early 2016. Post quarter end, Chevron’s Wheatstone LNG project in Australia started production with the first LNG shipment expected in the coming weeks. Dominion’s Cove Point project in the U.S. and Novatek’s Yamal LNG project in Russia are both expected to start LNG production by the end of 2017 and ramp up exports into 2018. With the addition of these two projects, over 30 million tonnes per annum (“mtpa”) of new nameplate capacity will have been added in 2017, an increase of 11% over 2016, with the majority coming online in the second half of the year.

Looking longer term, final investment decisions (“FIDs”) for new liquefaction projects continue to be limited in the current environment, although a number of projects are making further progress towards FID in the U.S. and other regions. Tellurian has acquired natural gas reserves in northern Louisiana as future feedstock for their Driftwood LNG project and has also chartered an LNG vessel to trade short term LNG cargoes. In July 2017, Magnolia LNG secured $1.5 billion of conditional funding from Stonepeak, which is expected to fund a significant portion of the project’s future equity requirement. Also during the quarter, Next Decade merged with Harmony Merger Corp. to achieve a public listing on the Nasdaq and has a current market capitalisation of around $1 billion. In Mozambique, it has been reported that PTT of Thailand has committed to offtake from the Area 1 LNG project which is expected to take FID in 2018.

Demand for LNG in 2017 to date has continued to rise sharply, particularly in Asia and Europe, with material year-on-year increases in the world’s three largest import markets, Japan, South Korea and China, where imports have increased by 5%, 21% and 44% respectively. Rising Asian LNG demand into the Northern Hemisphere winter months has caused Asian LNG prices to rise, resulting in a reopening of both the U.S. - Asia and Europe - Asia gas price arbitrages. The same trend emerged during the 2016-2017 winter period, resulting in a greater number of U.S. cargoes travelling to Asia, which increased tonne mile demand and helped to drive LNG spot shipping rates higher.

Longer term demand for LNG is also emerging. In August 2017, Petronet announced that it had renegotiated its LNG supply agreement with ExxonMobil with new terms including an increase of 1 mtpa to be supplied from ExxonMobil’s global portfolio. In September 2017, it was reported that PTT had entered into a contract to acquire 2.6 mtpa for 20 years from the Area 1 LNG project in Mozambique. Also in September 2017, Petrobangla, the state-owned oil company of Bangladesh, entered into a contract with Qatar to acquire 2.3 mtpa on average for a 15-year period. Finally, in August 2017, it was announced that Gunvor had committed to take up to 2.2 mtpa from the Fortuna project in Equatorial Guinea.

A number of offtakers from LNG projects currently under development are yet to secure all of their shipping requirements and we are seeing an increased level of tender activity for both near-term and longer-term shipping requirements. These tenders for multi-month to multi-year periods are for both newbuild vessels and on-the-water vessels, with the latter being positive in terms of absorbing the recent oversupply in the spot market.

In the shorter term LNG shipping market, tri-fuel diesel electric (“TFDE”) headline rates have continued to rise as we enter the Northern Hemisphere winter, with Clarksons currently quoting headline rates of $58,000, an increase of 93% from the 2017 low and approximately 76% higher than this time last year. Whilst the recovery in spot rates to mid-cycle levels is taking longer than anticipated, we have seen significantly more fixtures in 2017 compared to the same period in 2016, greater seasonality and consistently higher rates in 2017 than in 2016. This improvement in rates, coupled with no new vessel orders in the quarter and only eight in 2017 to date, gives us confidence in a continuing market recovery.

A number of markets that do not currently import gas are exploring LNG as an alternative to oil and coal or to replace declining domestic supply. Many countries with growing natural gas demand for power generation and other uses, such as Ivory Coast, Ghana, South Africa, Bangladesh and Myanmar, are looking at FSRUs as a quick-to-market, cost-effective solution to import LNG. Other countries with FSRUs already in place, such as Pakistan, are looking at expanding their use of FSRUs due to the successful commissioning and effective operations of the existing units. Many producers and marketers of LNG appear to be focusing their attention on FSRUs as a key enabler in creating new markets for their LNG.

Conference Call

GasLog will host a conference call to discuss its results for the third quarter of 2017 at 8:30 a.m. EDT (12:30 p.m. GMT) on Thursday, November 2, 2017. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 282 5963 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 91744917

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (6:00 p.m. GMT) on Thursday, November 2, 2017 until 11:59 p.m. EST (4:59 a.m. GMT) on Thursday, November 9, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 91744917

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 27 LNG carriers (22 ships on the water and five on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet currently includes twelve LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements and opportunities for the profitable operation of LNG carriers;

•                  continued low prices for crude oil and petroleum products and volatility in gas prices;

•                  our ability to enter into time charters with new and existing customers;

•                  increased exposure to spot market and fluctuations in spot charter rates;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•                  the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  number of off-hire days, dry-docking requirements and insurance costs;

•                  fluctuations in currencies and interest rates;

•                  our ability to maintain long-term relationships with major energy companies;

•                  our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;

•                  environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•                  the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 1, 2017 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and September 30, 2017

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2016	September 30, 2017
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	6,265	20,470
Deferred financing costs	12,045	14,300
Other non-current assets	1,824	425
Derivative financial instruments	7,856	12,598
Tangible fixed assets	3,889,047	3,799,258
Vessels under construction	96,356	161,365
Vessel held under finance lease	222,004	216,264
Total non-current assets	4,244,908	4,234,191
Current assets
Trade and other receivables	9,256	7,874
Dividends receivable and other amounts due from related parties	3,065	3,843
Derivative financial instruments	82	2,709
Inventories	8,461	9,142
Prepayments and other current assets	4,326	3,960
Short-term investments	18,000	22,244
Restricted cash	42	—
Cash and cash equivalents	227,024	358,025
Total current assets	270,256	407,797
Total assets	4,515,164	4,641,988
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	966,974	925,573
Reserves	10,160	17,776
Treasury shares	(10,861)	(8,649)
Accumulated deficit	(21,486)	(14,914)
Equity attributable to owners of the Group	945,643	920,642
Non-controlling interest	564,039	834,855
Total equity	1,509,682	1,755,497
Current liabilities
Trade accounts payable	7,255	6,877
Ship management creditors	841	1,751
Amounts due to related parties	105	97
Derivative financial instruments	7,854	4,472
Other payables and accruals	93,386	83,651
Borrowings, current portion	147,448	178,773
Finance lease liability, current portion	5,946	6,210
Total current liabilities	262,835	281,831
Non-current liabilities
Derivative financial instruments	22,485	23
Borrowings, non-current portion	2,504,578	2,394,251
Finance lease liability, non-current portion	214,455	209,008
Other non-current liabilities	1,129	1,378
Total non-current liabilities	2,742,647	2,604,660
Total equity and liabilities	4,515,164	4,641,988

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
Revenues	120,727	131,242	339,578	389,457
Vessel operating and supervision costs	(26,821)	(29,569)	(83,242)	(86,891)
Voyage expenses and commissions	(4,184)	(1,939)	(12,703)	(6,810)
Depreciation	(31,373)	(34,447)	(89,021)	(102,606)
General and administrative expenses	(9,273)	(9,988)	(28,362)	(30,213)
Profit from operations	49,076	55,299	126,250	162,937

Financial costs	(46,094)	(34,709)	(106,756)	(104,311)
Financial income	193	644	519	1,779
(Loss)/profit on swaps	(19,931)	3,137	(39,384)	(6,585)
Share of profit/(loss) of associate	333	(143)	996	704
Total other expenses, net	(65,499)	(31,071)	(144,625)	(108,413)
(Loss)/profit for the period	(16,423)	24,228	(18,375)	54,524
Attributable to:
Owners of the Group	(29,046)	5,335	(52,808)	6,572
Non-controlling interest	12,623	18,893	34,433	47,952
	(16,423)	24,228	(18,375)	54,524

(Loss)/earnings per share – basic and diluted	(0.39)	0.03	(0.75)	(0.01)

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2016 and 2017

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2016	September 30, 2017
Cash flows from operating activities:
(Loss)/profit for the period	(18,375)	54,524
Adjustments for:
Depreciation	89,021	102,606
Share of profit of associate	(996)	(704)
Financial income	(519)	(1,779)
Financial costs	106,756	104,311
Unrealized foreign exchange loss/(gain) on cash and cash equivalents	128	(761)
Unrealized loss/(gain) on derivative financial instruments held for trading	9,693	(2,034)
Recycled loss of cash flow hedges reclassified to profit or loss	23,514	4,368
Share-based compensation	2,835	3,492
	212,057	264,023
Movements in working capital	28,792	(5,523)
Cash provided by operations	240,849	258,500
Interest paid	(59,763)	(103,704)
Net cash provided by operating activities	181,086	154,796
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(576,784)	(69,567)
Dividends received from associate	1,413	1,230
Return of contributed capital from associate	137	59
Other investments	—	(14,125)
Purchase of short-term investments	(1,500)	(37,244)
Maturity of short-term investments	7,500	33,000
Financial income received	523	1,654
Net cash used in investing activities	(568,711)	(84,993)
Cash flows from financing activities:
Proceeds from bank loans and bonds	2,113,621	280,000
Proceeds from sale and finance leaseback	217,000	—
Bank loans and bonds repayments	(1,966,018)	(371,987)
Payment of loan issuance costs	(35,484)	(6,245)
Proceeds from GasLog Partners’ common unit offerings (net of underwriting discounts and commissions)	52,731	132,410
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	—	139,222
Payment of equity raising costs	(245)	(1,216)
Payment for NOK bond repurchase at a premium	(2,120)	(1,459)
Payment for cross currency swaps’ termination/modification	(31,986)	(20,603)
Payment for interest rate swap’s termination	(30,296)	—
Proceeds from entering into interest rate swaps	25,465	—
Decrease in restricted cash	61,213	—
Dividends paid	(73,746)	(88,245)
Payments for vessel held under finance lease	(714)	—
Payments for finance lease liability	—	(1,781)
Proceeds from stock options’ exercise	—	341
Net cash provided by financing activities	329,421	60,437
Effects of exchange rate changes on cash and cash equivalents	(128)	761
(Decrease)/increase in cash and cash equivalents	(58,332)	131,001
Cash and cash equivalents, beginning of the period	302,988	227,024
Cash and cash equivalents, end of the period	244,656	358,025

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading and (b) recycled loss of cash flow hedges reclassified to profit or loss. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of (Loss)/Profit to EBITDA and Adjusted EBITDA :

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
(Loss)/profit for the period	(16,423)	24,228	(18,375)	54,524
Depreciation	31,373	34,447	89,021	102,606
Financial costs	46,094	34,709	106,756	104,311
Financial income	(193)	(644)	(519)	(1,779)
Loss/(gain) on swaps	19,931	(3,137)	39,384	6,585
EBITDA	80,782	89,603	216,267	266,247
Foreign exchange losses, net	315	89	713	135
Adjusted EBITDA	81,097	89,692	216,980	266,382

Reconciliation of (Loss)/Profit to Adjusted Profit :

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
(Loss)/profit for the period	(16,423)	24,228	(18,375)	54,524
Non-cash loss/(gain) on swaps	17,422	(3,206)	33,207	2,334
Write-off of unamortized loan/bond fees and premium	18,215	—	23,097	293
Foreign exchange losses, net	315	89	713	135
Adjusted Profit	19,529	21,111	38,642	57,286

Reconciliation of (Loss)/Earnings Per Share to Adjusted Earnings/(Loss) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017
(Loss)/profit for the period attributable to owners of the Group	(29,046)	5,335	(52,808)	6,572
Plus:
Dividend on preference shares	(2,516)	(2,516)	(7,547)	(7,548)
(Loss)/profit for the period available to owners of the Group used in EPS calculation	(31,562)	2,819	(60,355)	(976)
Weighted average number of shares outstanding, basic	80,553,238	80,631,298	80,528,389	80,605,848
(Loss)/earnings per share	(0.39)	0.03	(0.75)	(0.01)
(Loss)/profit for the period available to owners of the Group used in EPS calculation	(31,562)	2,819	(60,355)	(976)
Plus:
Non-cash loss/(gain) on swaps	17,422	(3,206)	33,207	2,334
Write-off of unamortized loan/bond fees and premium	18,215	—	23,097	293
Foreign exchange losses, net	315	89	713	135
Adjusted profit/(loss) attributable to owners of the Group	4,390	(298)	(3,338)	1,786
Weighted average number of shares outstanding, basic	80,553,238	80,631,298	80,528,389	80,605,848
Adjusted earnings/(loss) per share	0.05	(0.00)	(0.04)	0.02